Mail Stop 4561

July 21, 2009

Michael J. Ruane, Chief Financial Officer
SunGard Capital Corp.
SunGard Capital Corp. II
680 East Swedesford Road
Wayne, PA 19087

   Re: **SunGard Capital Corp.**
     Amendment No. 1 to Registration Statement on Form 10
     Filed June 26, 2009
     File No. 000-53653

     SunGard Capital Corp. II
     Amendment No. 1 to Registration Statement on Form 10
     Filed June 26, 2009
     File No. 000-53654

     SunGard Data Systems Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 6, 2009
     File No. 001-12989

Dear Mr. Ruane:

   We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2009.

Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Costs and Expenses, page 32

1.   We note the detail provided in your response to prior comment 4 that elaborates
        on the assumptions and valuation models relied upon in determining the fair value
        of your reporting units as part of your evaluation for goodwill impairment.
        Revise your filing to incorporate this detail as it appears to be helpful and
        insightful information to investors.

Item 6. Executive Compensation

Compensation Discussion and Analysis, page 51

2.   Please clarify whether your CEO makes recommendations to the Compensation
        Committee that affect his own compensation.

Performance-Based Incentive Compensation, page 53

3.   We note your response to prior comment 8. Because four of your five named
        executive officers received compensation in excess of their on-target bonuses, it
        appears that the maximum bonus levels are material to understanding the actual
        compensation awarded. Please disclose the maximum bonus levels for each of
        your named executive officers. Alternatively, please explain how the actual 2008
        EIC bonuses were calculated for each named executive officer based on their
        performance relative to their respective EIC targets.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page
66

4.   Please provide your analysis as to why these ordinary course arrangements are not
        arrangements in which your Sponsors or their affiliates have, or are expected to
        have, a direct or indirect material interest. See Section V.A.1 of SEC Release 33-
        8732a for further guidance.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments
promptly. Your responsive amendments should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with each amendment that keys

Michael J. Ruane
SunGard Capital Corp.
July 21, 2009
Page 3

your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3462, or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (617) 951-7050
        Julie H. Jones, Esq.
        Thomas Holden, Esq.
        Ropes & Gray LLP